

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 16, 2009

Mr. Joseph Espeso
Chief Financial Officer
Bolt Technology Corporation
4 Duke Place
Norwalk, CT 06854

> **Re:** **Bolt Technology Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 12, 2008**
> **Definitive Proxy**
> **Filed October 24, 2008**
> **Form 10-Q for the Period Ended December 31, 2008**
> **Filed February 9, 2009**
> **Response Letter**
> **Filed February 19, 2009**
>
> **File No. 1-12075**

Dear Mr. Espeso:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1. We note that you have requested confidential treatment of certain portions of your response letter. Please file a copy of your application for confidential treatment as CORRESP and ensure that you omit the confidential exhibits. If you file the exhibits, we will not be able to grant them confidential treatment.

Major Customers, page 5

2. We note your response to prior comment 5 and reissue it. Please explain in better detail why you do not need to file as material any agreements with Compagnie Generale de Geophysique-Veritas, Schlumberger Limited or Petroleum Geo-Services, which accounted for 17%, 15% and 10% of your consolidated sales in 2008, respectively. Tell us whether you have any master agreements with these customers and if so, why these do not need to be filed. In this regard, you state that "The loss of any of the above customers or a significant decrease in the amount of their purchases could have a material adverse effect on the Company." If you do not have written agreements or do not intend to file any agreements covering these relationships, expand the disclosure in this section and in the risk factor on page 7 relating to "Loss of any major customers…" to disclose the fact that your relationship with these entities are not covered by agreements but are covered on a case-by-case basis, for example.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 6 – Inventories, page F-13

3. We note your response to prior comment number 3 from our letter dated January 30, 2009. Please tell us how you determined the time frames for your slow moving inventory are appropriate, the basis on which your reserve percentages have been developed and how often you review the reserve requirement percentages. Also, explain your basis for concluding that the respective percentage reserve requirements for each category of slow moving inventory are reasonable. In this regard, explain why you believe that inventory items with no movement for three, four and five or more years is eighty five percent, seventy five percent and fifty percent recoverable, respectively. As part of your response, explain how you considered factors such as obsolescence and the useful life of the underlying equipment in determining the percentage reserve requirements and total inventory valuation allowance.

Note 13 – Segment and Customer Information, page F-20

4. We note your response to prior comment number 4 from our letter dated January 30, 2009, including your conclusion that Bolt, A-G and RTS each represent separate operating segments. SFAS 131, paragraph 17 indicates, in part, that separate operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics and are similar in each of five defined areas. SFAS 131, paragraph 17 also indicates that similar long term average gross margins for two operating segments would be expected if their economic characteristics were similar. SFAS 131, paragraph 73 indicates that aggregation is

appropriate if operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. In light of this guidance, explain to us in greater detail why you believe your operating segments have similar economic characteristics. As part of your response, tell us the long term average gross margin for each of your operating segments. Explain how the average margins were calculated, and provide the gross margin for each annual period, and any subsequent interim period, included in the period over which the average has been calculated. Separately, provide us with sales and income before taxes for each of your operating segments for each of the last three years. Explain how you considered absolute differences in sales, gross margin and income before taxes, as well as changes in the amount and direction of these measures between periods, in concluding that your operating segments have similar economic characteristics. In this regard, we note that sales for Bolt decreased during the three and six month periods ended December 31, 2008, while sales for A-G and RTS increased over the same periods. Further, we note that there appear to be significant differences in the absolute value of, and the period to period change in, income before taxes as a percentage of sales for each of your three operating segments.

Definitive Proxy Filed October 24, 2008

Executive Compensation, page 13

5. We have considered your response to comment eight from our letter dated January 30, 2009, and we are reissuing the comment. Please provide a detailed explanation of (1) which "similarly situated" companies you considered; (2) on what basis you determined that these companies were "similarly situated" for purposes of determining executive compensation; and (3) whether you considered the compensation practices of these companies in determining elements of compensation other than base salary.

Form 10-Q for the Period Ended December 31, 2008

6. We note the disclosure appearing on pages 18 and 19 of your quarterly report on Form 10-Q for the six months ended December 31, 2008 that describes differences in when vessels are places in service may result in an "uneven" sales pattern for new air guns. This disclosure indicates that you believe that the decrease in air gun sales during the six months ended December 31, 2008, was attributable, in part, to this pattern. Explain to us how you considered this "uneven" sales pattern in concluding that the nature of the products in each of your operating segments is similar.

Joesph Espeso
Bolt Technology Corporation
March 16, 2009
Page 4

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Carroll at (202) 551-3362 or, in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ Anne Nguyen Parker

Anne Nguyen Parker
Branch Chief